FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Taxpayer’s Registry (CNPJ/MF) Number 47.508.411/0001-56

State Registration Number (NIRE) 35.300.089.901

São Paulo, September 24th, 2013.

MANAGEMENT PROPOSAL FOR THE GENERAL SHAREHOLDERS MEETING

TO BE HELD ON OCTOBER 9th, 2013.

MANAGEMENT PROPOSAL FOR THE ELECTION OF THE CHAIRMAN OF THE BOARD OF
DIRECTORS (SECTION 10 OF THE INSTRUCTION CVM 481/2009)

Dear shareholders,

The management of Companhia Brasileira de Distribuição (“Company”) hereby present, for discussion on the general shareholders meeting to be held on October 9th, 2013, at 10:00am, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, room 1, at the city and state of São Paulo, a proposal for the election of the Chairman of the Company’s Board of Directors, in reason of the vacancy of the position.

In compliance with the provisions of Section 10 of CVM Instruction No. 481/2009, information required in items 12.6 to 12.10 of the Company’s Reference Form (Formulário de Referência) is attached to this proposal in connection with the candidate indicated by the controlling shareholder of the Company, to be elected as Chairman of the Company’s Board of Directors.

We request that the shareholders that intend to appoint attorneys‐in‐fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

Copies of this proposal, as well as the Call Notice for the general meeting in reference, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.gpari.com.br) and at the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

São Paulo, September 24th, 2013.

BOARD OF DIRECTORS

Information of the candidates for the position of members of the Company’s Board of Directors

Items 12.6 to 12.10 of the Company’s Reference Form

12.6. In relation to each of the members of management and fiscal council, indicate, in a chart:

Name:	Jean-Charles Henri Naouri
Age:	64
Profession:	Administrator
CPF or passport number:	03KD77041
Elective position (aimed):	Member of the Board of Directors
Election date (aimed):	October 9th, 2013
Tenure from (aimed):	October 9th, 2013
Term of office:	Until the 2014 annual shareholders meeting
Other positions or functions performed in the Company:	-
Indication wheter appointed by controlling shareholder or not:	Yes

12.7. Provide information of item 12.6 in relation to members of committees provided for in the Bylaws, as well as audit, risk, financial and compensation committees, even if such committees or bodies are not provided for in the Bylaws:

Not applicable.

12.8. In relation to each member of management and fiscal council, provide:

a.       Resume:

Born on 1949, Mr. Jean-Charles Henri Naouri is member of Company’s Board of Directors since 2005. Mr. Naouri is Chairman and Chief Executive Officer of the Casino Group, Rallye and Monoprix chain. Additionally, he is member of the board of directors of Financière Marc de Lacharrière – Fimalac  and member of the Advisory Board of Banque de France. In the past, he acted at French Civil Service for ten years as Chief of Staff of the Ministry of Social Affairs and National Solidarity and the Ministry of the Economy, Finance and Budget. Mr. Naouri has a degree in sciences from Ecole Normale Supérieure, and in public finances from Harvard.

b.        Description of any of the following events which have occurred in the previous 5 years: (i) any criminal conviction; (ii) any conviction within an administrative proceeding conducted by CVM and the penalties applied; and (iii) any conviction not subject to appeal, judicial or administrative, which has suspended or forbidden the performance of any professional or commercial activity.

Mr. Jean-Charles Henri Naouri has nothing to declare and was not subject to any of the possibilities listed in this item.

12.9. Provide information on marital relationship, civil partnership or family connection (up to second degree) among: (a) the Company’s managers; (b) (i) the Company’s managers and (ii) managers of companies directly or indirectly controlled by the Company; (c) (i) managers of companies directly or indirectly controlled by the Company and (ii) the Company’s direct or indirect controlling persons or companies; and (d) (i) the Company’s managers and (ii) managers of the Company’s direct or indirect controlling companies.

Mr. Jean-Charles Henri Naouri has nothing to declare and was not subject to any of the possibilities listed in this item.

12.10. Provide information on subordination relationship, rendering of services or controlling relationships existing in the last 3 fiscal years, between management members and (a) companies directly or indirectly controlled by the Company; (b) the Company’s direct or indirect controlling persons or companies; and (c) where relevant, supplier, client, borrower or creditor of the Company, of companies controlled by the Company, of the Company’s controlling persons or companies and of companies controlled by any of such persons or companies.

Mr. Jean-Charles Henri Naouri is Chairman and CEO of Casino Group and member of the Board of Directors of Wilkes Participações S.A., which is controlled by Casino and it is the Company’s direct controlling shareholder.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 24, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.